Exhibit 99.2

Arco Platform Limited Announces Proposed Public Offering of Class A Common Shares

São Paulo, Brazil, October 23, 2019 — Arco Platform Limited, or Arco (Nasdaq: ARCE), announced today the commencement of an underwritten public offering of 7,719,503 Class A common shares, consisting of 4,268,847 Class A common shares offered by certain selling shareholders of Arco (the “Selling Shareholders”), including General Atlantic Arco (Bermuda), L.P. (“GA”), and 3,450,656 Class A common shares offered by Arco. In addition, GA expects to grant the underwriters a 30-day option to purchase up to 1,157,925 additional Class A common shares at the public offering price, less underwriting discounts and commissions. Arco will not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

Goldman Sachs & Co. LLC, Morgan Stanley and Itau BBA USA Securities, Inc. are acting as Global Coordinators in this public offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The offering is being made only by means of a prospectus and related prospectus supplement forming part of a shelf registration statement on Form F-3 that was previously filed with and declared effective by the Securities and Exchange Commission (“SEC”) on October 21, 2019. A preliminary prospectus supplement and accompanying base prospectus relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov, copies of which may be obtained, when available, from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or Itau BBA USA Securities, Inc., 767 Fifth Avenue 50th Floor, New York, New York 10153, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Arco

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. None of Arco or the Global Coordinators undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br